UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 15

          CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
       SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION
           OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                          Commission File Number: 1-720

                           PHILLIPS PETROLEUM COMPANY
             (Exact name of registrant as specified in its charter)

                                PHILLIPS BUILDING
                          BARTLESVILLE, OKLAHOMA 74004
                                 (918) 661-6600
(Address, including zip code and telephone number, including area code, of registrant's principal executive offices)

                     COMMON STOCK, PAR VALUE $1.25 PER SHARE
                (AND ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
            (Title of each class of securities covered by this Form)

                              6 3/8% NOTES DUE 2009
                          6.65% NOTES DUE MARCH 1, 2003
                       6.65% DEBENTURES DUE JULY 15, 2018
                             7% DEBENTURES DUE 2029
                      7.125% DEBENTURES DUE MARCH 15, 2028
                        7.20% NOTES DUE NOVEMBER 1, 2023
                         7.92% NOTES DUE APRIL 15, 2023
                  8.24% TRUST ORIGINATED PREFERRED SECURITIESSM
                    (AND THE GUARANTEES WITH RESPECT THERETO)
                         8.49% NOTES DUE JANUARY 1, 2023
                               8.5% NOTES DUE 2005
                              8.75% NOTES DUE 2010
                          8.86% NOTES DUE MAY 15, 2022
                              9 3/8% NOTES DUE 2011
  (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

 Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)    [X]                        Rule 12h-3(b)(1)(i)    [X]
Rule 12g-4(a)(1)(ii)   [ ]                        Rule 12h-3(b)(1)(ii)   [ ]
Rule 12g-4(a)(2)(i)    [ ]                        Rule 12h-3(b)(2)(i)    [ ]
Rule 12g-4(a)(2)(ii)   [ ]                        Rule 12h-3(b)(2)(ii)   [ ]
                                                  Rule 15d-6             [ ]


Approximate number of holders of record as of the certification or notice date:
1 (ONE)

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         Pursuant to the requirements of the Securities Exchange Act of 1934,
Phillips Petroleum Company has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dated: August 30, 2002


                                  PHILLIPS PETROLEUM COMPANY



                                  By:    /S/ J. BRYAN WHITWORTH
                                         _______________________________________
                                          J. Bryan Whitworth
                                          Executive Vice President, General
                                          Counsel & Chief Administrative Officer